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INVEST IN **COCO CODERS**

Coding for Kids: Shaping Tomorrow's Innovators and Navigating the Future Landscape of EdTech

cococoders.com Incline Village, NV

Highlights

1. ✅ Annual Recurring Revenue (ARR) accelerating rapidly, now over $500k.
2. ⚡Active Subscriptions are up 200% year-over-year.
3. Achieving Top Honors: #1 in Computer Clubs on Trustpilot. Celebrated for

3 Achieving Top Honors: #1 in Computer Clubs on Trustpilot, Celebrated for Excellence in EdTech.

4  Our CEO brings a proven track record of scaling 2 other education ventures to impressive heights.

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Featured Investors

John Baule
Syndicate Lead

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Invested $5,000 ⓘ

> Former COO & CFO at K12 where he led the company through a successful IPO. Grew K12 revenues from $67M to over $400M. Current CEO at FutureView Systems. Rich background leading Saas companies like ShopKeep and Channel Advisor.

"We know that the jobs of future will not look like the jobs of today - they will need different skills including a deep understanding of technology. Coco Coders makes a critical down-payment on preparing kids to thrive in this future world. The Company is led by a highly successful entrepreneur with a previous successful exit and it solves an important problem for a very large target market. I believe it has all the elements to become a valuable company."

Other investors include <u>Amrock Ventures</u>, <u>InnoVenture</u>, <u>Stuart McLeod</u> & 7 more

Featured Investors

| Amrock Ventures | InnoVenture | Stuart McLeod | John Baule |





Amrock Ventures

Amrock Ventures is a VC that invests in innovative companies and visionary founders at the pre...

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InnoVenture

InnoVenture Iowa is a VC that funds world-changing technologies.

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Our Team



Elizabeth Tweedale CEO & Founder

Visionary leader named a top female in tech by Deloitte and Financial Times. Award-winning author of 6 books teaching children how to code and founder of Cypher Coders, BlueSHIFT, and GoSpace AI.



Bob Abraham Chief Strategy Officer

EdTech veteran with multiple exits, the latest as the Co-Founder and President of Full Measure Education. Formally Vice President of strategy and business operations at Blackbaud.



Caroline Viles Chief Financial Officer

Financial executive with experience in multiple sectors. Served as an upstream M&A economist for Shell and 3rd finance hire at Monzo, taking the bank from the UK to the US market. Also serves as the Finance Director at Gaia and CFO at Cypher Coders.



Paul Brooks   Chief Product Officer

Tech founder with previous business exits. Previously head of product for Tutorful, the largest UK online private tuition platform. Developed systems that brought Cypher to profitability.

The Careers of Tomorrow Require Coding Literacy

Today, there is a massive gap in the education system.

According to McKinsey, **a staggering 92% of future jobs will require digital skills.**

The Problem

92% of future jobs will require digital skills

There is a gap in the education system that is failing to keep up with the demands and changing tech landscape occurring in the workforce.



87% of companies globally report a technology skills gap, while participation in studying tech has declined 40% since 2015.



Our education system isn't equipping kids with the skills needed for the jobs of tomorrow.



If interest in STEM & technology is not cemented before the age of 14, it is unlikely to be studied later in education, especially for girls.

Currently, millions of children are **missing out** on coding and technological education, a gap that risks **leaving them behind** in an increasingly digital world.

Furthermore, recent research indicates that if children are not exposed to and engaged with technological literacy by the age of 14, they are unlikely to develop a desire to acquire these essential skills later on.

In light of this, the urgency for a solution to bridge this educational divide is more pressing than ever.

The world needs Coco Coders.

Coco Coders: A Revolution in Education

What's needed to meet the challenges of tomorrow for the next generation is a radical change in how we educate our children.

Our objective is simple: To make sure **the next generation develops the skills necessary to thrive.**



Our Solution

We prepare children age 6-14 for the future

CocoCoders is a LaaS (Learning as a Service) offering subscription-based coding lessons to the tech leaders of tomorrow

> Live online
> Teacher-led lessons
> Small cohorts
> 1 hour per week

$99 / 4 weeks





coco coders

Coco Coders teaches children aged 6-14 how to code via live online, teacher-led lessons. We do this in small cohorts of 2-6 children of similar ages and Coco level in a one-hour lesson each week.

By moving the classroom online and pairing students with experienced and engaging instructors **we supercharge each child's learning of the crucial skills needed to thrive.**







**Coding and
Computational Thinking**

**Problem Solving
Using Technology**

**Creativity, Collaboration
and Communication**

With fun, affordable, and easy-to-access coding lessons for kids starting as early as age six, Coco Coders can make a difference for millions of children.

The Coco Difference

Coco makes its lessons fun and engaging so that they feel like play (not work) and our students look forward to them every week. Through our proprietary spiral curriculum, we've created a better way to help children master core concepts and build confidence.

We have developed thousands of hours of lessons based on creative themes and collaborative group work, structuring these lessons into a 20-level graduating system that is STEM-certified.







**Creative themes that
appeal to all kids**

**52% of our
students are girls**

**Comprehensive STEM certified
computer science curriculum**

Coco Coders stands out in the 'coding for kids' market with its superior product and robust infrastructure. Unlike many small players in this space, we're uniquely positioned to outperform competitors and scale efficiently. This combination of quality and scalability makes our company an attractive and promising investment opportunity.

To sustain our competitive edge, we are advancing proprietary AI technology that assesses each child's engagement with the course. Additionally, we are implementing systems designed to guarantee that the quality of teaching meets the highest standards.

What makes Coco different?



"I love my coding lesson because I get to make really awesome games and see my friends. I am now an expert coder which is pretty cool!"

Melissa (age 9, UK)



"My son, loved his coding experience. It was his first time. He made a video game on the first day. He felt like a coder and can't wait to have his next lesson."

Sharif, father of Junior (age 8, USA)



"Teaching courses with Coco Coders brings so much joy to my life. They make it so easy with the content and support they give me. It's definitely the best work ever, thank you team!"

Isobel, Cypher Coders & Coco Coders Teacher



A Breakthrough in Efficient Online Marketing for Coding Education

Coco's B2C business model, already in the scaling phase, has proven its effectiveness. Our key performance indicators (KPIs) are rigorously monitored through a live data dashboard, showcasing vital metrics such as annual recurring revenue (ARR), cost to acquire a customer (CAC), cost per click from ad spend (CPC), along with detailed customer churn & retention analyses by cohorts. These indicators not only validate our business narrative but also demonstrate its ongoing sustainability and scalability.

Coco's Explosive Growth



Customer Support	*$57*
Payment Fees	*$16*
COGS	$380
Gross Profit	$672
Profit Margin	***64%***


Launch
200
100
0
$200,000
$100,000
$0
ARR
Dec 2021
Jan 2022
Feb 2022
Mar 2022
Apr 2022
May 2022
Jun 2022
Jul 2022
Aug 2022
Sep 2022
Oct 2022
Nov 2022
Dec 2022
Jan 2023
Feb 2023
Mar 2023
Apr 2023
May 2023
Jun 2023
Jul 2023
Aug 2023
Sep 2023
Oct 2023
Nov 2023
Dec 2023
Month

This graph shows revenue growth before June 2023 from Cypher Coding Limited, the UK entity under which the Coco Coders brand initially launched. When Coco Coders, Inc. was formed in Delaware in June 2023, Coco Coders purchased the Coco brand assets and IP from Cypher and began operating as a separate entity. Since July 2023, all subscriptions have been serviced by Coco Coders, Inc.; since December 2023, all new revenue has been booked directly by Coco Coders, Inc.

Historically, parents of students have found Coco Coders through online advertising and word of mouth. **For every $1 spent on ads, we generate $9 in revenue.** Today, Coco's customer acquisition cost (CAC) payback is within three months, well below the 12-month standard in the industry.

In the past year, we've significantly refined our digital sales funnel, demonstrating that growth in our B2C market is directly tied to our investment in sharing the Coco Coders story with families through advertising.

Remarkably, even without increasing our ad spend, we've managed to double our student count. This growth has propelled us to an annual recurring revenue (ARR) of over half a million, and we anticipate further substantial increases in the coming months and years.

The Education Revolution: Education is Becoming Increasingly Privatized

In an era where the global education sector is rapidly shifting towards privatization and digitalization, Coco Coders is strategically positioned to leverage this transformation. We aim to meet the growing demand for high-quality, skills-focused training that delivers tangible results.

Coco's Target Market



With our current curriculum and B2C market, our total market size is estimated by management to be fast approaching $10B per year.

And that's just the tip of the iceberg.





We are in the midst of a massive disruption to the way our children learn.

By 2030, it's estimated that global education spending (including traditional institutions such as college and technical training) will approach $10 Trillion.

But it should come as no surprise that within this massive number, the spending on education technology solutions (EdTech) is **the fastest growing segment with expected growth of 78% from 2020 to 2025.**

As technology continues its rapid pace of development, the sky is truly the limit for Coco Coders' proven solution.

Our Next Major Growth Engines: Coco Coders Levels Up

We have the foundations to deliver this transformative business. The founder & team's previous experiences bridge the worlds of tech and education.

Elizabeth previously co-founded a highly successful AI company, writing the patented AI and building a tech team that now serves household-named clients. Alongside the executive team, together, they have previously built and exited several EdTech businesses, the last one being Cypher Coders, the UK's leading in-person coding school for kids which Coco was born out of.



To bolster the foundational B2C business, the team's next focus is on building out their corporate partnership model. With a wealth of experience in the B2B space - this next phase will further propel Coco as a market leader in not only the 'coding for kids' space but the greater EdTech market as a whole.

Financial Forecast

COCO CODERS PROJECTIONS: USD	2022*	2023*	2024	2025	2026	2027	2028	2029
Subscription Students	220	456	931	3,033	7,168	12,353	16,646	19,675
Corporate Students	-	-	340	740	3,180	4,680	6,408	8,400
3rd Party Students	300	246	190	316	365	449	570	823
Students	**520**	**702**	**1,461**	**4,089**	**10,713**	**17,482**	**23,624**	**28,898**
Subscription Revenue	$79K	$255K	$843K	$2,6M	$6,9M	$14,5M	$21,1M	$26,2M
Corporate Revenue	-	-	$408K	$888K	$2.2M	$5.5M	$7.5M	$9.9M
3rd Party Revenue	$37K	$30K	$24K	$39K	$45K	$56K	$71K	$102K
Revenue	**$116K**	**$285K**	**$1.3M**	**$3.6M**	**$9.2M**	**$20.0M**	**$28.7M**	**$36.2M**
Cost of Sales	$86K	$210K	$686K	$1.9M	$3.6M	$5.6M	$7.0M	$7.5M
Gross Profit	**$30K**	**$75K**	**$588K**	**$1.6M**	**$5.6M**	**$14.4M**	**$21.7M**	**$28.7M**
Gross Profit %	*26%*	*26%*	*46%*	*46%*	*61%*	*72%*	*76%*	*79%*
Operating Expenses	$212K	$387K	$2.1M	$4.0M	$6.8M	$12.4M	$16.7M	$21.7M
Net Profit / (Loss)	**($182K)**	**($313K)**	**($1.5M)**	**($2.3M)**	**($1.2M)**	**$2.1M**	**$5.0M**	**$7.1M**
Total Subscription Students	220	456	1,271	3,773	10,348	17,033	23,054	28,075
ARR	**$231K**	**$498K**	**$1.5M**	**$4.5M**	**$13.0M**	**$22.6M**	**$30.9M**	**$37.6M**

*2022 & *2023 Coco brand revenue as part of Cypher Coding Ltd; IP is now owned 100% by Coco Coders, Inc. & 2024 projections onwards are all shown through Coco Coders, Inc. Forward-looking projections cannot be guaranteed.

Next Steps for Coco Coders

Looking ahead to 2024 and beyond, the three (3) key revenue drivers for CocoCoders are:

1. Tripling our student enrollments increasing revenues and expanding profit margins.
2. The launch of our corporate sponsorship (currently in beta).
3. And the introduction of our AI training.


Use of Funds
Growth -
Building out the B2C model
through organic traffic, ads
30%
Tech & AI development -
Including proprietary online



and further refinement of our
go to market strategy

Building B2B partnership
strategy w/ corporates of
800+ employees to sponsor
Coco licenses for the
children of their employees
or underrepresented
communities in their area

50%

20%

classroom & initial AI training

Operations -
Expanded hiring and
operating costs

Invest in the Future of Education with Coco Coders Today

With the demand for coding skills skyrocketing and the education system struggling to keep up, **Coco Coders offers a solution that is fun, affordable, and accessible.**

Our engaging live online lessons for children as young as six are not just about coding; they're about preparing the next generation for a world dominated by technology. As we continue to scale and expand, **we are positioned to capture a share of the rapidly growing EdTech market, estimated to be worth $7.8 trillion.**

Don't miss out on this opportunity to make a difference in education and profit from our innovative approach.

Invest in Coco Coders today and help shape the future of learning.

Together, **we can empower children to thrive in the digital age.**